UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 20, 2025
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐

Enclosure: A press release dated August 20, 2025 announcing that STMicroelectronics has posted its IFRS 2025
Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2025.

STMicroelectronics Semi Annual Report 2025	Contents 3

	3.6.22.	Income tax	55
	3.6.23.	Earnings per share	56
	3.6.24.	Related-party transactions	56
	3.6.25.	Contingencies, claims and legal proceedings	56
	3.6.26.	Subsequent events	57
4	MANAGING BOARD’S STATEMENTS		58
5	ABOUT STMICROELECTRONICS		59

STMicroelectronics Semi Annual Report 2025	Contents 4

CERTAIN TERMS

AGM	annual general meeting of shareholders
AI	artificial intelligence
AM&S	analog products, MEMS and sensors
APeC	Asia Pacific excluding China
APMS	analog, power & discrete, MEMS and sensors
ASIC	application-specific integrated circuit
ASSP	application-specific standard product
BGA	ball grid array
Bi-CMOS	bipolar CMOS process technology
CMOS	complementary metal-on silicon oxide semiconductors
RF COT	radio frequency chip-on-tag
CSRD	EU Directive as regards corporate sustainability reporting (EU Directive 2022/2462)
D&RF	digital ICs and RF products
DRAM	dynamic random-access memory
EMEA	Europe, Middle-East and Africa
ESRS	European sustainability reporting standards
EU	European Union
Euronext Paris	Bourse de Paris
FD-SOI	fully depleted silicon-on-insulator
FVOCI	fair value through other comprehensive income
FVPL	fair value through profit and loss
GaN	gallium-nitride
GPU	graphics processing unit
IC	integrated circuit
IDM	integrated device manufacturer
MCU	microcontrollers
MDRF	microcontrollers, digital ICs and RF products
MEMS	micro-electro-mechanical systems
MOSFET	metal-on silicon oxide semiconductor field effect transistor
ODMs	original design manufacturers
OEMs	original equipment manufacturers
OSATs	outsourced semiconductor assembly and test
P&D	power and discrete products
R&D	research and development
RF	radio frequency
RF-SOI	radio frequency silicon-on-insulator
SAM	serviceable available market
SG&A	selling, general and administrative expenses
SiC	silicon carbide
SiPho	silicon photonics
SM&A	segment marketing and application
TAM	total available market
VIPower	vertically integrated power

STMicroelectronics Semi Annual Report 2025	Certain Terms 5

1.Corporate overview
1.1.History and development of STMicroelectronics
STMicroelectronics N.V. (also referred to as "ST" or "the Company") was formed and incorporated in 1987 as a result of the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange. In 1998, we also listed our shares on the Borsa Italiana (the Italian stock exchange).
We operated as SGS-Thomson Microelectronics N.V. until May 1998, when we changed our name to STMicroelectronics N.V. We are organized under the laws of The Netherlands, with our corporate legal seat in Amsterdam, The Netherlands, and our head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, The Netherlands. Our telephone number there is +31-20-654-3210. Our headquarters and operational offices are managed through our wholly owned subsidiary, STMicroelectronics International N.V., and are located at 39 Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland. Our main telephone number there is +41-22-929-2929. Our agent for service of process in the United States related to our registration under the U.S. Securities Exchange Act of 1934, as amended, is Corporation Service Company, 80 State Street, Albany, New York, 12207. Our operations are also conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by STMicroelectronics N.V.
1.2.Strategy and objectives
We are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer ("IDM"), we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things.
Our strategy focuses on sustainable long-term value creation for the Company and its affiliated enterprises and takes into account the short-, medium- and longer-term evolution of the markets we serve and the environment and opportunities we see. It stems from key long-term trends in electronic systems. These key trends are: (i) smart mobility, where we provide innovative solutions to help car manufacturers make driving safer, greener and more connected; (ii) power and energy, where our technology and solutions enable industries to increase energy efficiency and support the use of renewable energy; and (iii) cloud-connected autonomous things, which transform our lives and the objects we use with smart, connected devices for personal, business and industrial applications.
Our strong focus, as a broad range player, is on high-growth applications such as, (i) in Automotive, electrified power train, advanced driver assistance systems ("ADAS"), legacy systems; (ii) in Industrial, with energy management at large, battery-operated tools, automation and robotics; as well as, more selectively, (iii) on premium personal electronics devices, data center power management and connectivity, and low-earth-orbit satellite communications.
Our global IDM operational model, with a wide range of capabilities in proprietary and innovative technology and intellectual property ("IP") design, product and solution development, and with advanced manufacturing - both in-house and with selected partners - providing us with a strong competitive advantage and supply chain resilience for our customers.
Our value proposition for stakeholders is focused on sustainable and profitable growth, providing differentiating enablers to customers and a strong commitment to sustainability. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable energy sourcing goal by the end of 2027.

STMicroelectronics Semi Annual Report 2025	Corporate overview 6

1.3.Organizational structure
We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the research and development (“R&D”), production, marketing and sales organizations.
While STMicroelectronics N.V. is our parent company, we conduct our global business through STMicroelectronics International N.V. and also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing, insurance and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.
1.4.Products and activities
Semiconductor devices are electronic components that serve as the building blocks inside electronic systems and equipment. Semiconductor devices, generally known as “chips”, combine multiple transistors on a single piece of material to form a complete electronic circuit. With our portfolio of semiconductor products, we serve customers across the spectrum of electronics applications with innovative solutions.
We have a portfolio of power products and analog products, including sensors, signal channel devices and output power stages - discrete and/or integrated - as well as complete power management blocks. Our analog products, including both general purpose and application specific, can fulfill the needs of a wide range of designs and systems.
We also have digital products that are at the heart of electronics systems, including microcontrollers and microprocessors, ASICs and optical sensing solutions. Our full set of microcontrollers and microprocessors includes one of the industry’s broadest ranges of general-purpose devices serving all market segments, microprocessors addressing the industrial market, secure microcontrollers for mobile devices, wearables, banking, identification, industrial, automotive and Internet of Things (“IoT”) markets and a series of embedded processing solutions for our addressed end-markets (Automotive, Industrial, Personal Electronics, and Communications Equipment, Computers and Peripherals, each as defined below).
We are one of the leading suppliers and innovators in the domain of semiconductor devices dedicated to automotive applications. Our offer includes a wide range of products, covering systems and functions from powertrain, chassis and safety, to audio, infotainment and telematics, as well as body and convenience. We offer automotive microcontrollers as well as solutions for ADAS and we provide automotive-grade MEMS as well as imaging solutions, including wide bandgap devices for hybrid and electric vehicles. The products are designed and manufactured specifically for automotive applications and complemented by a large range of “automotive grade” standard products, both tested and guaranteed to perform under stringent automotive environmental conditions.
On top of the product design R&D spending, our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product groups share common R&D for process technology and manufacturing capacity for some of their products.
Following our reorganization announced in January 2024 into two product groups and four reportable segments, we have made further progress, in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
–the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
–the newly created ‘Embedded Processing’ ("EMP") reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
–the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.

STMicroelectronics Semi Annual Report 2025	Corporate Overview 7

We believe these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from our new organization. Our reportable segments, within each product group, are now as follows:
•In Analog, Power & Discrete, MEMS and Sensors ("APMS") product group:
–Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
–Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•In Microcontrollers, Digital ICs and RF products ("MDRF") product group:
–Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
–RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.

1.5.Sales, Marketing and Distribution
Our sales and marketing is organized by a combination of regional and key account coverage with the primary objective of accelerating sales growth and gaining market share. Emphasis is placed on strengthening the development of our global and major local accounts; boosting demand creation through an enhanced focus on geographical and key account coverage with strong technical and application expertise, supported in the mass market by our distribution channel and local initiatives; and establishing regional sales and marketing teams that are fully aligned with our end-markets, each as defined below: Automotive, Industrial (split into two verticals: a power and energy vertical; and a smart industrial IoT / automation vertical), Personal Electronics and Communications Equipment, Computers and Peripherals.
We have four regional sales organizations reporting to a global head of sales and marketing: Americas, Asia Pacific Excluding China ("APeC"), China and Europe, Middle-East and Africa ("EMEA"). Our regional sales organizations have a similar structure to enhance global coordination and go-to-market activities. The sales and marketing teams are strongly focused on profitable revenue growth and business performance as well as on fostering demand creation, expanding the customer base, maximizing market share, developing new product-roadmaps and providing the best technical and application support in the field for our customers. The sales and marketing activities are supported by sales engineers, system marketing, product marketing, application labs, competence centers, field application engineers and quality engineers.
We have complemented the existing sales and marketing organization (the "Sales and Marketing" organization) by implementing a new SM&A organization, offering customers end-to-end system solutions based on our product and technology portfolio, covering the following four end markets:
•automotive end-market ("Automotive");
•industrial end-market ("Industrial"), split into two verticals: a power and energy vertical and a smart industrial IoT / automation vertical;
•personal electronics end-market ("Personal Electronics"); and
•communications equipment, computers and peripherals end-market ("Communications Equipment, Computers and Peripherals")
The existing regional Sales & Marketing organization remained unchanged.
We engage distributors and sales representatives to distribute and promote our products around the world. Typically, distributors handle a wide variety of products, including those that compete with ours. Our distributors have a dual role, in that they assist in fulfilling the demand of our customers by servicing their orders, while also supporting the creation of product demand and business development. Most of our sales to distributors are made under specific agreements allowing for price protection and stock rotation for unsold merchandise. Sales representatives, on the other hand, generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others.
At the request of certain customers, we also sell and deliver our products to electronics manufacturing services companies, which, on a contractual basis with our customers, incorporate our products into the application specific products they manufacture for our customers. We also sell products to original design manufacturers ("ODMs"). ODMs manufacture products for our customers much like electronics manufacturing services companies do, but they also design applications for our customers, and in doing so themselves select the products and suppliers that they wish to purchase from.

STMicroelectronics Semi Annual Report 2025	Corporate overview 8

In furtherance of our strong commitment to quality, our sales organizations include personnel dedicated to close monitoring and resolution of quality-related issues.
1.6.Research & Development
We believe that market driven R&D based on leading-edge products and technologies is critical to our success. We devote significant effort to R&D because we believe such investment can be leveraged into competitive advantages: about 20% of our employees work in R&D on product design/development and technology and, in 2024, we spent approximately 13.0% of our total revenues on R&D.
New developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded than their predecessors, with differentiated functionalities. They can enable significant value creation opportunities with their timely appearance on the market. Our innovations in semiconductor technology as well as in hardware and software contribute to the creation of successful products that generate value for us and our customers. Our complete design platforms, including a large selection of IP and silicon-proven models and design rules, enable the fast development of products designed to meet customer expectations in terms of reliability, quality, competitiveness in price and time-to-market. Through our R&D efforts, we contribute to making our customers’ products more efficient, more appealing, more reliable and safer.
Our technology R&D strategy is based on the development of differentiated technologies, allowing for a unique offer in terms of new products and enabling new applications opportunities. We draw on a rich pool of fabrication technologies for chips and products, including advanced digital CMOS on FD-SOI, embedded non-volatile memories, analog and mixed-signal, optical sensing, integrated photonics, MEMS, BCD for smart power, power transistors and diodes, power SiC and GaN processes, Bi-CMOS, and SiPho. This is well embedded in our strong packaging technologies portfolio, such as high pin count BGA, wafer level packaging, panel-level packaging, highly integrated sensor packages and leadframe package power products. We combine both front-end and back-end manufacturing and technology R&D under the same organization to ensure a smooth flow of information between our R&D and manufacturing organizations. We leverage significant synergies and shared activities between our product groups to cross-fertilize them. We also use silicon foundries and OSATs.
We have advanced R&D and innovation centers which offer us a significant advantage in quickly and cost effectively introducing products. Furthermore, we have established a strong culture of partnerships and through the years have created a network of strategic collaborations with key customers, suppliers, competitors, and leading universities and research institutes around the world. We also play leadership roles in numerous projects running under the "Information Society Technologies" programs of the EU. We also participate in certain collaborative R&D and innovation programs established by the European Commission, individual countries and local authorities in Europe (primarily in France and Italy) and in Singapore. We currently own over 21,000 active and pending patents worldwide.
1.7.Sustainability
As an IDM providing semiconductor devices, we handle most manufacturing in-house. We have over 50,000 employees and manufacturing sites worldwide. The manufacturing of semiconductor devices requires natural resources, use of water, use of chemicals, and is labor-intense. Our strategy and business model take into account the material impacts we may have on the environment, our own workforce, our supply chain workers and our affected communities.
Sustainability has been a guiding principle at ST for more than 30 years. Sustainability is embedded in our activities. We implement programs and take action to manage our impacts, opportunities, and risks within our own operations and relevant sections of our value chain. We put people first, prioritize health and safety, well-being and human and labor rights. We strive to minimize our impact on the environment by, inter alia, reducing our GHG emissions, reducing energy consumption as well as addressing water and waste related challenges.
Further information on our sustainability approach can be found in our annual report for the year ended December 31, 2024, filed with the Dutch Authority for the Financial Markets on March 27, 2025 and adopted by our Annual General Meeting of Shareholders ("AGM") on May 28, 2025, which contains our voluntarily issued sustainability statement drawn up in alignment with the disclosure requirements of the Corporate Sustainability Reporting Directive (the "CSRD") and the European Sustainability Reporting Standards published on July 31, 2023 ("ESRS"). It should be noted, that the Dutch legislation implementing the CSRD is still in draft form and this legislation is still subject to further amendments, guidance and interpretation, and that the CSRD is still under development and its interpretation and application is evolving. Notably, on February 26, 2025, the European Commission issued the first of two omnibus proposals to "cut red tape" and "simplify EU rules for citizens and businesses", which includes proposed changes to the CSRD, such as a reduction of the number of datapoints that need to be included in the sustainability statement (the "Omnibus Proposal"). Taking the aforementioned into account, we note that our sustainability reporting approach may change in the coming years as we continue to align with applicable legislation and regulatory guidance.

STMicroelectronics Semi Annual Report 2025	Corporate overview 9

2.Report of the Managing Board
2.1.    Business overview
Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).
Based on industry data published by World Semiconductor Trade Statistics, on a sequential basis, semiconductor industry revenues in the second quarter of 2025 increased by approximately 8% for both our TAM and SAM to reach approximately $180 billion and $66 billion, respectively. On a year-over-year basis, our TAM increased by approximately 20% and our SAM increased by approximately 14%.
Our first half 2025 revenues amounted to $5,283 million, decreasing by 21.1% on a year-over-year basis, with lower sales in all reportable segments, as a result of an approximate 11% decrease in average selling prices, due to a less favorable product mix and a decrease in volumes of approximately 10%. By reportable segment, AM&S revenues decreased 19.7%, P&D revenues decreased 30.0%, EMP revenues decreased 18.6%, and RF&OC revenues decreased 18.5%.
Our first half 2025 gross margin reached 28.3% of total revenues, representing a decrease of 1,040 basis points compared to the first half of 2024 mainly due to unfavorable product mix, lower manufacturing efficiencies and higher unused capacity charges. Gross margin was also negatively impacted by $113 million impairment charges reported on long-lived assets and $30 million restructuring charges resulting from the launch for execution in the first half of 2025 of the company-wide program aimed at reshaping our manufacturing footprint.
Combined Selling, General and Administrative expenses ("SG&A") and R&D expenses decreased to $1,705 million for the first half of 2025, compared to $1,725 million in the first half of 2024, mainly due to calendar impact, net of vacation and lower discretionary expenses, partially offset by a $20 million impairment charge and $35 million restructuring charges related to the company-wide program aimed at resizing our global cost base.
In the first half of 2025, other income and expenses increased to a net income of $197 million, compared to a net income of $74 million in the first half of 2024, mainly due to higher foreign exchange gains, including gains on foreign exchange derivative instruments, and lower start-up costs, partially offset by lower income from public funding.
Operating loss in the first half of 2025 was $15 million compared to an operating income of $941 million in the first half of 2024, reflecting lower revenues and lower levels of profitability. Operating loss in the first half of 2025 included impairment and restructuring charges totaling $198 million.
Combined finance income and finance costs resulted in a net gain of $73 million in the first half of 2025, compared to a net gain of $347 million in the first half of 2024. The first half of 2025 amount includes a net loss of $9 million for the fair value adjustment of outstanding convertible bond embedded options (compared to a net gain of $253 million in the first half of 2024).
Our net profit attributable to the equity holders of the parent company amounted to $46 million for the first half of 2025, equivalent to a Diluted Earnings Per Share of $0.05, compared to net profit attributable to the equity holders of the parent company of $1,126 million, equivalent to a Diluted Earnings per Share of $1.24 for the first half of 2024.
Our Free Cash Flow, a non-Generally Accepted Accounting Principles (“non-GAAP”) measure, was negative at $122 million in the first half of 2025 compared to a positive Free Cash Flow of $25 million in the first half of 2024.
2.2.    Segment information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
Following our reorganization announced in January 2024 into four reportable segments, we made in 2025 further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 10

–the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
•In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
–the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
–the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
Our reportable segments are now as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Net revenues of "Others" include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization expenses, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in cost of sales.
Please refer to note 3.6.6 of the Semi Annual Financial Statements for further information.
2.3.    Liquidity and financial position
We maintain an adequate cash position and a low debt-to-equity ratio to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first half of 2025, our net cash and cash equivalents decreased by $666 million. The components of our net cash variation and the comparable period are set forth below:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Net cash from operating activities	1,126	1,780
Net cash used in investing activities	(1,297)	(2,069)
Net cash from (used in) financing activities	(502)	164
Effect of changes in exchange rates	7	(5)
Net cash decrease	(666)	(130)

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 11

Net cash from operating activities
Net cash from operating activities is the sum of (i) net profit adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first half of 2025 was $1,126 million, decreasing compared to $1,780 million in the first half of 2024, mainly due to lower net profit adjusted for non-cash items.
Net cash used in investing activities
Investing activities used $1,297 million of cash in the first half of 2025, decreasing compared to $2,069 million cash used in the first half of 2024, mainly due to (i) lower capital expenditures, net of capital grants and other contributions, and proceeds from sale of tangible assets, which totaled $1,020 million compared to $1,540 million in the prior-year period; and (ii) lower purchases of marketable securities, which totaled to $54 million compared to $1,301 million in the prior-year period, partially offset by lower net proceeds from matured marketable securities and higher net investment in short-term deposits.
Net cash from (used in) financing activities
Net cash from financing activities was $502 million for the first half of 2025, compared to net cash used of $164 million in the first half of 2024, and consisted mainly of $184 million repurchase of ordinary shares, $153 million of dividends paid to stockholders and $122 million repayment of financial debt.
Net Capex and Free cash flow (non-GAAP measures)
We present Net Capex as a non-GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-GAAP measure).
Net Capex, a non-GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	(unaudited)
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Payment for purchase of tangible assets	(1,162)	(1,835)
Proceeds from capital grants and other contributions	136	292
Proceeds from sale of tangible assets	6	3
Advances from capital grants allocated to property, plant and equipment	24	45
Net Capex	(996)	(1,495)
We also present Free Cash Flow, which is a non-GAAP measure, defined as (i) net cash from operating activities plus, (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies. Our Free Cash Flow is derived from our U.S. GAAP Consolidated Statements of Cash Flows, which differs from our Consolidated Statements of Cash Flows under International Financial Reporting Standards (“IFRS”). A reconciliation with the Consolidated Statements of Cash Flows under IFRS is provided in the table below:

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 12

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Net cash from operating activities as reported under IFRS	1,126	1,780
Excluding U.S. GAAP/IFRS presentation differences:
Payment for withholding tax on vested shares	3	5
Payment for operating lease liabilities	(32)	(37)
Net cash from operating activities adjusted under IFRS	1,097	1,748
Net Capex	(996)	(1,495)
Payment for purchase of intangible assets, net of proceeds from sale	(223)	(228)
Free Cash Flow (non-GAAP measure)	(122)	25
Our Free Cash Flow was negative at $122 million for the first half of 2025, compared to positive Free Cash Flow of $25 million for the first half of 2024.
Net Financial Position and Adjusted Net Financial Position (non-GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and quoted debt securities held as marketable securities; our total financial debt includes interest-bearing loans and borrowings, including current portion, as represented in our consolidated statement of financial position. Adjusted Net Financial Position represents net financial position less advances from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are non-GAAP measures but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and quoted debt securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position are derived from our U.S. GAAP Consolidated Balance Sheets, which differs from the Consolidated Statements of Financial Position under IFRS. A reconciliation with the Consolidated Statements of Financial Position under IFRS is provided in the table below:

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 13

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Cash and cash equivalents	1,616	2,282
Short-term deposits	1,650	1,450
Government bonds issued by the U.S. Treasury	2,363	2,452
Total liquidity	5,629	6,184
Funding program loans from European Investment Bank ("EIB")	(1,191)	(1,178)
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”)	(202)	(208)
Dual tranche senior unsecured convertible bonds	(1,470)	(1,457)
Other funding programs loans	(2)	(5)
Total financial debt, as reported under IFRS	(2,865)	(2,848)
Difference in dual-tranche senior convertible debt amortized cost	(29)	(41)
Difference in the presentation of finance leases	(63)	(64)
Total U.S. GAAP/IFRS differences	(92)	(105)
Total financial debt, as reported under U.S. GAAP	(2,957)	(2,953)
Net Financial Position (non-GAAP measure)	2,672	3,231
Advances from capital grants	(361)	(385)
Adjusted Net Financial Position (non-GAAP measure)	2,311	2,846
Our Net Financial Position as of June 28, 2025 was a net cash position of $2,672 million, decreasing compared to the net cash position of $3,231 million as of December 31, 2024.
Cash and cash equivalents amounted to $1,616 million as of June 28, 2025.
Short-term deposits amounted to $1,650 million as of June 28, 2025 and consisted of available liquidity with maturity over three months and below one year.
Quoted debt securities amounted to $2,363 million and consisted of U.S. Treasury Bonds measured at fair value through OCI.
As of June 28, 2025, our financial debt as reported under IFRS was $2,865 million, composed of (i) $1,720 million of current portion of interest-bearing loans and borrowings and (ii) $1,145 million of long-term debt. The breakdown of our total financial debt included: (i) $1,470 million in senior unsecured convertible bonds issued in 2020, (ii) $1,191 million in European Investment Bank loans (the “EIB loans”), (iii) $202 million in the Cassa Depositi e Prestiti SpA loans (the "CDP SpA loans") and (iv) $2 million in loans from other programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $234 million was outstanding as of June 28, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $371 million outstanding as of June 28, 2025. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S dollars, representing $586 million outstanding as of June 28, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first one, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $59 million were outstanding as of June 28, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million were outstanding as of June 28, 2025.
On August 4, 2020, we issued $1.5 billion principal amount dual tranche senior unsecured convertible bonds (Tranche A for $750 million and Tranche B for $750 million), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds and Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 14

bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by us upon certain conditions, on a net-share settlement basis, except if we elect a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Group.
Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $639 million as of June 28, 2025.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: Standard & Poor’s (“S&P”): BBB+ with stable outlook; Moody’s Investors Service (“Moody’s”): Baa1 with stable outlook.
2.4.    Business and financial outlook
Our policy is to modulate our capital spending according to capacity planning and future expected demand for our products. For 2025, our Net Capex (non-U.S. GAAP) will be largely driven by our manufacturing reshaping initiatives (accelerated transition towards 300mm silicon and 200mm silicon carbide). We plan to invest between $2.0 to $2.3 billion in Net Capex (non-U.S. GAAP).
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, digital 300mm;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal, smart power HCMOS and VIPpower technologies;
•Capital investments in back-end facilities, which in 2025 will be largely focused on: (i) capacity growth on certain package families, including power loss protection / direct copper interconnect technology (ii) the new generation of intelligent power modules for automotive and industrial applications, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 15

2.5.Other developments
•On July 24, we announced that we are strengthening our global sensors capabilities with the planned acquisition of NXP Semiconductors’ MEMS sensors business, focused on automotive safety products as well as sensors for industrial applications. The transaction will complement and expand our leading MEMS sensors technology and product portfolio, unlocking new opportunities for development across automotive, industrial and consumer applications. The transaction which will be financed with existing liquidity is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2026.
•On July 10, we announced a new license agreement with Metalenz, the pioneer of metasurface optics. The agreement broadens ST’s capability to use Metalenz IP to produce advanced metasurface optics while leveraging ST’s unique technology and manufacturing platform combining 300mm semiconductor and optics production, test and qualification.
•On May 28, we held our AGM, in Amsterdam, the Netherlands. The proposed resolutions, all approved by the Shareholders were:
–The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets on March 27, 2025;
–The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026 to shareholders of record in the month of each quarterly payment;
–The adoption of the remuneration for the members of the Supervisory Board;
–The appointment of Mr. Werner Lieberherr, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM, in replacement of Ms. Janet Davidson whose mandate has expired at the end of the 2025 AGM;
–The appointment of Ms. Simonetta Acri, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM in replacement of Ms. Donatella Sciuto whose mandate has expired at the end of the 2025 AGM;
–The reappointment of Mrs. Ana de Pro Gonzalo, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
–The reappointment of Mrs. Hélène Vletter-van Dort, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
–The appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial years 2026-2029;
–The appointment of PricewaterhouseCoopers Accountants N.V. to audit the Company’s sustainability reporting for the financial years 2026-2027, to the extent required by law;
–The approval of the stock-based portion of the compensation of the President and CEO;
–The approval of the stock-based portion of the compensation of the Chief Financial Officer;
–The authorization to the Managing Board, until the conclusion of the 2026 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
–The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2026 AGM;
–The discharge of the member of the Managing Board; and
–The discharge of the members of the Supervisory Board.

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 16

•On April 10, we detailed our Company-wide program to reshape our manufacturing footprint and resize our global cost base and confirmed the annual cost savings target in the high triple-digit million-dollar range exiting 2027. Specifically, we disclosed further elements of our program to reshape our global manufacturing footprint.

•On April 10, our Supervisory Board commented on statements made in the Italian press on April 9:
–Accusations on the personal transactions made by the two members of our Managing Board on the eve of earnings releases are false. Stock sales done during our blackout period were made by our stock plan administrator, through an automatic procedure, to abide by Swiss tax rules for the Managing Board members and were legal and compliant with Company policy. On the class action under way, the Supervisory Board reviewed the processes and believes that ST has good defense against the allegations.
–The Supervisory Board unanimously approved the details of a Company-wide program to reshape our manufacturing footprint, accelerating ST’s wafer-fab capacity to 300mm silicon and 200mm silicon carbide, announced to the markets last year on October 31 and this year on January 30. This plan allows for a major improvement of the competitiveness of the Company.
–The Supervisory Board expressed its renewed support to Jean-Marc Chery, Lorenzo Grandi, and the management team, notably in their capacity to execute the transformation during challenging times for the semiconductor industry.
•On March 31, we announced the signature of an agreement on GaN technology development and manufacturing with Innoscience, the world leader in 8” GaN-on-Si (gallium nitride on silicon) high-performance low-cost manufacturing.
2.6.    Related party transactions
Please refer to note 3.6.24 of the Semi Annual Financial Statements.
2.7.    Financial Risk Management
We are exposed to changes in financial market conditions in the normal course of business due to our operations in different foreign currencies and its ongoing investing and financing activities. Our activities expose us to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. See note 3.6.9.4 of the Semi Annual Financial Statements for further information.
Financial risk management is carried out by our central treasury department (“Corporate Treasury”). Additionally, a treasury committee, chaired by our Chief Financial Officer, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from Corporate Treasury. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with our subsidiaries. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity.
The majority of our cash and cash equivalents are held in U.S. dollars and Euros and placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s and A- from S&P or Fitch ratings, or better. These ratings are closely and continuously monitored in order to manage exposure to the counterparty’s risk. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.
The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with our annual consolidated financial statements as of December 31, 2024. There have been no changes in the risk management department or in any risk management policies during the first half of 2025.

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 17

Foreign exchange risk
We conduct our business on a global basis in various major international currencies. As a result, we are exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at our subsidiaries and future commercial transactions.
Cash flow and fair value interest rate risk
Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.
Price risk
As part of its on-going investing activities, we may be exposed to quoted security price risk for investments measured at fair value, as described in Note 3.6.9.
The measurement for accounting purposes of the embedded derivative instruments of the senior unsecured convertible bonds issued on August 4, 2020 is dependent on various factors including the performance of STMicroelectronics ordinary shares. With respect to the valuation of the embedded issuer’s call options as of June 28, 2025, if the price of the Company’s ordinary shares, as measured on the New York Stock Exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded call options would increase by $3 million (first half of 2024: increase of $5 million), whereas for a decrease of 10% in the share price, the value of the embedded call options would decrease by $2 million (first half of 2024: decrease of $4 million). With respect to the valuation of the embedded bondholders’ conversion options as of June 28, 2025, if the price of the Company’s ordinary shares, as measured on the New York stock exchange, with other valuation inputs remaining equal, increased by 10%, the value of the embedded conversion options would increase by $20 million (first half of 2024: increase of $79 million), whereas for a decrease of 10% in the share price, the value of the embedded conversion options would decrease by $16 million (first half of 2024: decrease of $67 million). Details of the sensitivity of the other valuation factors, more specifically implied volatility, are presented in Note 3.6.9.5.
Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, measured at Fair Value through Other Comprehensive Income ("FVOCI") and at Fair Value through profit and loss ("FVPL"), the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

We select banks and/or financial institutions that operate with us based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
We monitor the creditworthiness of our customers to which we grant credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored.
Liquidity risk
Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. Our objective is to maintain an adequate cash position and a low debt-to-equity ratio which ensures adequate financial flexibility. Our liquidity management policy is to finance our investments with net cash generated from operating activities.
Management monitors rolling forecasts of our liquidity reserve based on expected cash flows.

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 18

2.8.    Business risk information
Our risk appetite depends on the nature of risks. We determine, on a regular basis, the amount of risk we are willing to eliminate, mitigate, pursue or retain, depending on associated expected rewards, opportunities and cost of risk optimization.
Below is a list of the main risk factors we believe are related to the semiconductor industry and specifically related to our operations, which may affect our result and performance and the ability of our management to predict the future of our company:
•Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and may directly or indirectly adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•Customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•The impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

STMicroelectronics Semi Annual Report 2022	Report of the Managing Board 19

•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
2.9.    Auditor’s involvement
The Interim Condensed Consolidated Financial Statements and Interim Report of the Managing Board have not been audited or reviewed by an external auditor.
This report of the Managing Board is dated August 20, 2025.

STMicroelectronics Semi Annual Report 2025	Report of the Managing Board 20

3.Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)
The Semi Annual Financial Statements of the Group for the six months ended June 28, 2025, as presented by the Managing Board, have not been audited or reviewed by an external auditor.
3.1. Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of U.S. dollars, except per share amounts	Notes	June 28, 2025	June 29, 2024
Sales		5,257	6,670
Other revenues		26	27
Total revenues	3.6.5	5,283	6,697
Cost of sales	3.6.19	(3,790)	(4,105)
Gross profit		1,493	2,592
Selling, general and administrative expenses	3.6.19	(851)	(849)
Research and development expenses	3.6.19	(854)	(876)
Other income	3.6.20.1	233	155
Other expenses	3.6.20.2	(36)	(81)
Operating profit (loss)		(15)	941
Finance income	3.6.21.1	137	446
Finance costs	3.6.21.2	(64)	(99)
Profit before income tax		58	1,288
Income tax expense	3.6.22	(7)	(159)
Net profit		51	1,129
Attributable to:
The equity holders of the parent		46	1,126
Noncontrolling interest		5	3
Net profit		51	1,129
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.23	0.05	1.25
Earnings per share (Diluted)	3.6.23	0.05	1.24
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 21

3.2.    Consolidated statement of comprehensive income

		(unaudited)
		Six-month period ended
In millions of U.S. dollars	Notes	June 28, 2025	June 29, 2024
Net profit		51	1,129

Other comprehensive income ("OCI"), net of tax:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations		11	7
Income tax effect		(1)	(3)
Re-measurements of employee benefit obligations, net of tax		10	4
Total items that will not be reclassified to profit or loss		10	4

Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		502	(124)
Cash flow hedges	3.6.9	187	(48)
Income tax effect		(24)	6
Net movement on cash flow hedges		163	(42)
Changes in fair value of debt instruments at FVOCI	3.6.9	13	(8)
Income tax effect		(2)	1
Net changes in fair value of debt instruments at FVOCI		11	(7)
Total items that may be subsequently reclassified to profit or loss		676	(173)
Other comprehensive income (loss), net of tax		686	(169)

Total comprehensive income, net of tax		737	960

Attributable to:
The equity holders of the parent		731	957
Noncontrolling interest		6	3
Total comprehensive income, net of tax		737	960
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 22

3.3.    Consolidated statement of financial position

		(unaudited)	(audited)
In millions of U.S. dollars	Notes	June 28, 2025	December 31, 2024
Non-current assets
Property, plant and equipment	3.6.7	11,445	10,889
Goodwill	3.6.8	296	272
Intangible assets	3.6.7	1,553	1,516
Other non-current financial assets	3.6.9.1	149	108
Deferred tax assets		458	326
Other non-current assets	3.6.10	1,123	905
Total non-current assets		15,024	14,016
Current assets
Inventories	3.6.12	3,265	2,806
Trade accounts receivable		1,352	1,749
Other current financial assets	3.6.9.1	2,508	2,464
Other receivables and assets	3.6.13	1,129	997
Short-term deposits	3.6.9.1	1,650	1,450
Cash and cash equivalents	3.6.14	1,616	2,282
Total current assets		11,520	11,748
Total assets		26,544	25,764
Equity
Equity attributable to the equity holders of the parent		18,737	18,435
Noncontrolling interest		236	230
Total equity	3.6.15	18,973	18,665
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	1,145	1,165
Other non-current financial liabilities	3.6.9.2	235	228
Employee benefits		520	462
Deferred tax liabilities		144	100
Other non-current liabilities	3.6.16	556	627
Total non-current liabilities		2,600	2,582
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	1,720	1,683
Trade accounts payable		1,451	1,323
Other payables and accrued liabilities	3.6.17	682	420
Employee benefits – current portion		856	833
Provisions	3.6.18	31	3
Other current financial liabilities	3.6.9.2	127	189
Income tax payable		104	66
Total current liabilities		4,971	4,517
Total equity and liabilities		26,544	25,764
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 23

3.4.    Consolidated statement of changes in equity
For the six-month period ended June 28, 2025:

In millions of U.S. dollars	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interest	Total equity
As of January 1, 2025 (audited)		1,157	2,283	(491)	2,169	13,317	18,435	230	18,665
Net profit		—	—	—	—	46	46	5	51
Other comprehensive income, net of tax		—	—	—	685	—	685	1	686
Total comprehensive income		—	—	—	685	46	731	6	737
Transfer of cash flow hedge reserve to inventories		—	—	—	(17)	—	(17)	—	(17)
Repurchase of common stock		—	—	(184)	—	—	(184)	—	(184)
Employee share award scheme, net of tax		—	—	185	94	(185)	94	—	94
Dividends		—	—	—	—	(322)	(322)	—	(322)
As of June 28, 2025 (unaudited)	3.6.15	1,157	2,283	(490)	2,931	12,856	18,737	236	18,973
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 24

For the six-month period ended June 29, 2024:

In millions of U.S. dollars	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non controlling interests	Total equity
As of January 1, 2024 (audited)	1,157	2,283	(377)	2,281	11,898	17,242	122	17,364
Net profit	—	—	—	—	1,126	1,126	3	1,129
Other comprehensive income, net of tax	—	—	—	(169)	—	(169)	—	(169)
Total comprehensive income	—	—	—	(169)	1,126	957	3	960
Transfer of cash flow hedge reserve to inventories	—	—	—	(1)	—	(1)	—	(1)
Repurchase of common stock	—	—	(175)	—	—	(175)	—	(175)
Employee share award scheme, net of tax	—	—	198	112	(198)	112	—	112
Dividends	—	—	—	—	(324)	(324)	—	(324)
As of June 29, 2024 (unaudited)	1,157	2,283	(354)	2,223	12,502	17,811	125	17,936
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 25

3.5.    Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of U.S. dollars	Note	June 28, 2025	June 29, 2024
Cash flows from operating activities
Net profit		51	1,129
Items to reconcile net profit and cash flows from operating activities:
Impairment charges and write-off on long-lived assets		158	37
Depreciation and amortization		1,034	1,017
Interest and amortization of issuance costs on convertible bonds		13	13
Change in fair value of embedded non-equity derivative instruments		9	(253)
(Gain) loss on financial instruments, net		(6)	1
Share-based compensation		99	119
Other non-cash items		(200)	(84)
Deferred income tax		(96)	3
Changes in net working capital:
Movement of trade receivables, net		406	7
Movement of inventories, net		(312)	(148)
Movement of trade payables		66	147
Movement of other assets and liabilities, net		(64)	(208)
Interests paid		(36)	(36)
Interests received		44	108
Income tax paid		(40)	(72)
Net cash from operating activities		1,126	1,780
Cash flows used in investing activities
Payment for purchase of tangible assets		(1,162)	(1,835)
Proceeds from capital grants and other contributions		136	292
Proceeds from sale of tangible assets		6	3
Payment for purchase of marketable securities		(54)	(1,301)
Proceeds from matured marketable securities		200	750
Net proceeds from (investments in) short-term deposits		(200)	250
Payment for purchase of intangible assets		(223)	(228)
Net cash used in investing activities		(1,297)	(2,069)
Cash flows from (used in) financing activities
Proceeds from interest-bearing loans and borrowings		—	300
Repayment of interest-bearing loans and borrowings		(122)	(95)
Payment of lease liabilities		(43)	(40)
Repurchase of ordinary shares		(184)	(175)
Dividends paid to equity holders of the parent Company		(153)	(121)
Proceeds from advances on capital grants		—	295
Net cash from (used in) financing activities		(502)	164
Effect of changes in exchange rates		7	(5)
Net cash decrease		(666)	(130)
Cash and cash equivalents at beginning of the period		2,282	3,222
Cash and cash equivalents at end of the period	3.6.14	1,616	3,092
The accompanying notes are an integral part of these interim consolidated financial statements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 26

3.6.    Notes to the consolidated financial statements
3.6.1.    Corporate information
The Company with Commercial Register No. 33194537 and RSIN 008751171, is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, Chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.
The Group is a global semiconductor group of companies that designs, develops, manufactures and markets a broad range of products, including discrete and general purpose components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The Group’s products are used in a wide variety of applications for the four end-markets the Group addresses: automotive, industrial, personal electronics and communications equipment, computers and peripherals. For the automotive and industrial markets, the Group addresses a wide customer base, particularly in industrial, with a broad and deep product portfolio. In personal electronics and communications equipment, computers and peripherals, the Group has a selective approach both in terms of the customers the Group serves, as well as in the technologies and products it offers.
The Company is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana.
These unaudited Semi Annual Financial Statements were approved by ST’s Supervisory Board on August 20, 2025.
3.6.2.    Basis of preparation
These unaudited Semi Annual Financial Statements for the six-month period ended June 28, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU.
The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted in the EU, filed with the Dutch Authority for the Financial Markets on March 27, 2025 and adopted by our AGM on May 28, 2025.
3.6.3.    Significant accounting policies
The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2024. The following amended standard was effective and adopted on January 1, 2025, with no material effect on the Group’s consolidated financial statements:
•Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates: Lack of exchangeability
Standards and amended standards issued but not yet effective up to the date of issuance of these unaudited Semi Annual Financial Statements are listed below. The detailed descriptions of new or amended standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt the new or amended guidance when effective.
Amendments to the Classification and Measurement of Financial instruments (IFRS 9 and IFRS 7): the amendments clarify that a financial liability is derecognized on the settlement date, which is when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features. Additional disclosures are required under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments also clarify the treatment of non-recourse assets and contractually linked instruments. IFRS 9 and IFRS 7, as amended, were endorsed by the EU in May 2025. The amendments are effective for annual periods starting January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Group will apply the amended guidance

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 27

when effective and does not expect the amended guidance to have a material impact on on its consolidated financial statements.
Amendments to IFRS 9 and IFRS 7 related to Contracts Referencing Nature-dependent Electricity: the amendments are aimed to help entities to better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements ("PPA"), in the light of the increased use of these contracts. The IASB has made targeted amendments to IFRS 9 and IFRS 7, which includes:
•clarifying the application of the "own" use" requirements;
•permitting hedge accounting if these contracts are used as hedging instruments; and
•adding new disclosures requirements to enable investors to understand the effect of these contracts on the entity's financial performance and cash flows.
IFRS 9 and IFRS 7, as amended, have not been endorsed by the EU yet. The amendments are effective for annual periods starting January 1, 2026. Early adoption is permitted. The Group will apply the amended guidance when effective and is currently assessing the impact these amendments will have on its consolidated financial statements.
IFRS 18, Presentation and Disclosure in Financial Statements: the IASB issued in April 2024 a new standard to enhance comparability and transparency when entities report economic performance. IFRS 18 focuses on the statement of profit or loss and introduces key new concepts which relate to: the structure of the statement of profit or loss; new disclosures for certain performance measures (management-defined performance measures); enhanced principles on aggregation and disaggregation which apply to the primary financial statements and related notes. IFRS 18 is intended to replace IAS 1, while many of IAS 1 principles are retained, with limited changes. IFRS 18 has not been endorsed by the EU yet. The new standard is effective for annual and interim periods starting January 1, 2027, including comparative information. The Group will apply the amended guidance when effective and is currently assessing the impact IFRS 18 will have on its consolidated financial statements, and more specifically on its consolidated income statement.
The following new standards and amended standards are not expected to have a material impact on the accounting policies, financial position or performance of the Group:
•IFRS 19: Subsidiaries without Public Accountability: Disclosures
•Annual improvements Volume 11 (issued on July 18, 2024)
3.6.4.    Critical accounting estimates and judgements
In preparing these unaudited Semi Annual Financial Statements, management has made estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under current circumstances. Actual results may differ from those estimates.
Estimates and assumptions used in these unaudited Semi Annual Financial Statements are consistent with those applied in the preparation of the Group’s annual financial statements for the year ended December 31, 2024. The Group operated in the first half of 2025 with solid fundamentals and a strong capital structure, despite recent macroeconomic factors such as inflationary trends or geopolitical uncertainties, including tariffs, which may directly or indirectly impact the Group’s forward-looking growth and financial outlook. There are no conditions and events which raise substantial doubt about the Group’s ability to continue as a going concern, in light with: its current financial condition, including its liquidity sources; its obligations – due or anticipated; the funds necessary to maintain the Group’s operations and other conditions and events, if any.
These uncertainties arisen from current business conditions have been factored in the critical accounting estimates and judgements made in preparing these unaudited Semi Annual Financial Statements, on the basis of all known facts and circumstances and reasonable and supportable forecast of future conditions. However, the impact on future economic performance cannot be fully determined and is closely monitored on an on-going basis by means of different scenarios.
In the first half of 2025, the Group engaged in a company-wide program aimed to reshape the Group’s manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Agrate, Italy and Crolles, France) and 200mm Silicon Carbide (Catania, Italy) and resizing the Group’s global cost base. This program is expected to result in strengthening the Group’s capability to grow revenues with an improved operating efficiency. With the announcement of the launch of the manufacturing reshaping pillar of the program, the Group identified certain impairment indicators which triggered an

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 28

impairment test on its manufacturing activities impacted by the program, primarily in France and in Italy. The impairment test was conducted on several cash-generating units impacted by the program, each composed of buildings, facilities and equipment. The cash-generating units tested for impairment in the first half of 2025 correspond to the lowest identifiable groups of assets that generate independent cash flows. Each cash-generating unit corresponds to a stream defined in the first half of 2025 to launch the execution of the company-wide reshaping plan manufacturing activities, such as the Silicon 200mm manufacturing activities in Agrate, Italy and Crolles, France, and the Silicon Carbide manufacturing activities in Catania, Italy.
The carrying amount of impaired infrastructures (buildings and facilities) and impaired equipment included in the tested CGUs totaled $152 million and $7 million, respectively, at the date of the impairment test. The impairment test generated a total impairment charge of $113 million reported on the line "Cost of sales" in the consolidated income statement for the first half of 2025, of which $26 million on buildings currently held for use but expected to be demolished, $80 million on facilities currently used but expected to be dismantled, and $7 million on equipment to be disposed of upon execution of the manufacturing reshaping program. The impairment charges were not allocated to any specific reportable segment.
When the recoverable amount of the tested CGUs was estimated on the basis of value in use, the key-assumptions used for value-in-use calculations were based on the most recent forecasted plans of each tested CGU. Expected cash flows were discounted at a pre-tax rate of 14%. When the recoverable amount was estimated on the basis of fair value less costs of disposal, fair value was measured based on an income approach, which corresponds to a Level 3 measurement hierarchy. This income approach models, from a market participant's perspective, the theoretical income generated from the right of use for productive purposes in the semiconductor industry of fully integrated infrastructures included in the tested CGUs (square meters of available productive space) on a determined period (period of use until expected complete phase down and subsequent dismantling). The income approach was estimated based on observable prices from the rental market for semiconductor and industrial space (clean room and other technical infrastructures), discounted at a rate which represents the yield expected from the market participants on the rental market. The discount rate is determined as the sum of the risk-free rate applicable in the country where the infrastructures are located as of the date of the impairment test, plus a rental market premium based on available market data. The annual discount rate used in the impairment test is on average 6%. No reasonably possible change in key assumptions would lead to a significant change to the impairment loss recorded in the first half of 2025.
The Group also reviewed the recoverability of its intangible assets, including capitalized development costs. On the latter, the Group recorded a total impairment charge of $25 million in the first half of 2025. Refer to note 3.6.7 for further details on amounts capitalized, amortized and impaired during the period. In the first half of 2025, the Group also recorded a $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected. No other events or changes in circumstances have indicated in the first half of 2025 that the carrying amount of other major tangible or intangible assets, including lease right-of-use assets, might not be recoverable or that useful lives might not be appropriate.
There is no major contingency to be reported as of June 28, 2025. The tax loss carryforwards capitalized as deferred tax assets are deemed recoverable in all major tax jurisdictions. To consider any potentially increased risk of default on accounts receivable, the Group adjusted the expected credit loss assumptions to reflect current conditions, reasonable and supportable forecast of future conditions and how current uncertainties may impact customers’ and other debtors’ future credit quality. This reassessment did not have any material effect on the expected credit loss allowances reported by the Group on its major categories of financial assets as of June 28, 2025.
These assessments are highly dependent on the evolution of global market trends and are closely monitored.
3.6.5.    Revenues
3.6.5.1.    Nature of goods and services
The Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Group participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Group generates its revenues are described in note 3.6.6.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 29

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for transferring the promised goods or services to the customer.
3.6.5.2.    Revenue recognition and disaggregation
The Group recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
The Group has signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Group to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 3.6.16 and Note 3.6.17.
The payment terms typically range between 30 and 90 days.
The following table presents the Group’s consolidated total revenues disaggregated by geographical region of shipment, nature and market channel.

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Total revenues by geographical region of shipment(1)
Europe, Middle East, Africa ("EMEA")	1,123	1,793
Americas	905	1,025
Asia Pacific	3,255	3,879
Total revenues	5,283	6,697

Total revenues by nature
Revenues from sale of products	5,202	6,566
Revenues from sale of services	55	104
Other revenues	26	27
Total revenues	5,283	6,697

Total revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	3,784	4,765
Distribution	1,499	1,932
Total revenues	5,283	6,697
(1)Total revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Group, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Group provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Group engages to distribute its products around the world.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 30

3.6.6.    Segment information
The Group's Managing Board which consists of the Chief Executive Officer, Jean-Marc Chery and the Chief Financial Officer, Lorenzo Grandi under the oversight of the Group’s Supervisory Board, is considered to be the Group's Chief Operating Decision Maker (CODM) and reviews the financial information presented on an operating segment basis for purposes of making decisions, assessing financial performance and allocating resources.
Following the Group's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025, without modifying subtotals at Product group level. Prior-year comparative information has been adjusted accordingly.
The Group’s reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Total revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses, and a part of R&D expenses. In compliance with the Group’s internal policies certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
The following tables present the Group’s consolidated total revenues and consolidated operating profit by reportable segment.
Total revenues by reportable segment:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
AM&S	2,202	2,742
P&D	844	1,207
EMP	1,589	1,953
RF&OC	642	787
Total revenues of reportable segments	5,277	6,689
Others	6	8
Consolidated total revenues	5,283	6,697

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 31

Operating profit (loss) by reportable segment:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
AM&S	167	438
P&D	(83)	138
EMP	179	357
RF&OC	103	200
Sub-total operating profit of reportable segments	366	1,133
Impairment, restructuring charges and other related phase-out costs	(198)	—
Start-up costs	(6)	(52)
Unused capacity charges	(226)	(147)
Other unallocated manufacturing results	(70)	—
Gain on sale of non-current assets	4	1
Strategic and other R&D programs and other non-allocated provisions(1)	3	(10)
Cancellation fees on committed equipment purchases	(3)	—
IFRS/U.S. GAAP Adjustments(2):
Net impact of capitalized development costs	42	49
Derivative instruments not designated as hedge instruments under IFRS	86	(21)
IFRIC 21 adjustment on levies	(8)	(7)
Employee benefits adjustments	(2)	3
Asset acquisition tax incentives	(6)	(12)
IFRS 16 adjustment on lease expenses	3	2
Other non-allocated expenses and IFRS adjustments impact	—	2
Total operating profit (loss)	(15)	941
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
(2)The operating profit allocated by operating segments as reported in the above table is based on the Group’s primary financial reporting framework (U.S. GAAP) and reflects the way the CODM monitors the operating performance of each segment.
The Group does not disclose any information regarding assets or non-cash expenses, including depreciation and amortization, for its reportable segments. Such information is not reviewed by the CODM to assess segment performance or to make decisions about resources to be allocated to each segment.
3.6.7.    Property, plant and equipment, and intangible assets
Changes in the net carrying amount of property, plant and equipment, and intangible assets are detailed as follows:

In millions of U.S. dollars	Property, plant and equipment	Intangible assets
Net book value as of January 1, 2025	10,889	1,516
Additions	1,136	230
Capital grants and other contributions	(86)	—
Impairment / Write-Offs	(113)	(45)
Depreciation and amortization	(882)	(152)
Foreign currency translation	501	4
Net book value as of June 28, 2025 (unaudited)	11,445	1,553

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 32

In 2023, the Group signed a frame agreement with the European, French and Italian authorities for a public funding program associated with the capacity expansion in some of its manufacturing facilities in France and Italy.

Capital investment funding totaled $86 million during the six-month period ending June 28, 2025 (first half 2024: $188m) and were accounted for as a reduction of the gross value of the related tangible assets.

In 2023, the Group and Sanan Optoelectronics jointly created SANAN, STMicroelectronics Co., Ltd. (“SST JV”). SST JV was fully consolidated as of June 28, 2025 and December 31, 2024. As of June 28, 2025, and December 31, 2024, a total amount of $362 million and $316 million respectively, was included in the line "Property, plant and equipment" of the consolidated statement of financial position from Sanan ST JV consolidation.
The impairment and write-offs for the first half of 2025 amounted to $158 million (first half 2024: $41 million), of which $25 million impairment losses on capitalized development costs related to certain businesses projects that were cancelled or for which capitalization criteria were no longer met. The Company recorded $113 million impairment charge on buildings ($26 million), facilities ($80 million), machinery and equipment ($7 million) and $20 million on a license under joint development, in the first six months of 2025, as described in Note 3.6.4.
Property, plant and equipment include lease right-of-use assets. Refer to note 3.6.11 for more details on leases.
3.6.8.    Goodwill
Goodwill allocated to operating segments and changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	AM&S	P&D	EMP	RF&OC	Total
As of January 1, 2025	1	71	190	10	272
Foreign currency translation	—	9	15	—	24
As of June 28, 2025 (unaudited)	1	80	205	10	296

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 33

3.6.9.    Other financial assets and financial liabilities
3.6.9.1.    Other financial assets

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Other financial assets (including derivatives)
Other financial assets
Quoted debt securities at FVOCI	2,363	2,452
Unquoted equity securities at FVOCI	20	20
Quoted equity securities at FVPL	71	64
Other financial assets at FVPL	27	24
Total other financial assets	2,481	2,560
Current	2,363	2,452
Non-current	118	108
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	88	—
Currency collars	19	—
Derivatives not designated as hedges
Foreign exchange forward contracts	48	10
Currency collars	14	—
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	7	2
Total derivatives financial instruments	176	12
Current	145	12
Non-current	31	—
Total other financial assets (including derivatives)	2,657	2,572
Total current	2,508	2,464
Total non-current	149	108

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 34

Movements in other financial assets (excluding derivatives) recorded in the first half of 2025 are summarized as follows:

In millions of U.S. dollars	January 1, 2025	Change in fair value included in OCI	Change in fair value included in income statement	Increase	Sale / Settlement	Accretion	(unaudited) June 28, 2025
U.S. Treasury debt securities	2,452	13	—	54	(200)	44	2,363
Quoted equity instruments at FVPL	64	—	7	—	—	—	71
Sub-total Quoted debt and equity securities	2,516	13	7	54	(200)	44	2,434
Unquoted equity securities at FVOCI	20	—	—	—	—	—	20
Other financial assets at FVPL	24	—	—	3	—	—	27
Total other financial assets (excluding derivatives)	2,560	13	7	57	(200)	44	2,481
Investments held in debt securities
As of June 28, 2025, the Group held $2,363 million of U.S. Treasury debt securities. The debt securities have an average rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively and an average maturity of 1.2 years. The debt securities were reported as current assets on the line “Other current financial assets” on the consolidated statement of financial position as of June 28, 2025, since they represented investments of funds available for current operations.
Debt securities totaling $1,350 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Group, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Group retains effective control on the transferred securities.
The Group applies a forward-looking expected credit loss ("ECL") approach on all debt financial assets not held at FVPL. For debt securities at FVOCI, the ECL is based on a 12-month expected credit loss basis. The 12-month ECL is the portion of lifetime ECLs that results from default events on a financial instrument that are possible within 12 months after the reporting date. Since the Group’s quoted debt instruments at FVOCI comprise solely U.S. Treasury debt securities, the Group has considered that the ECLs on these investments are insignificant.
Investments held in equity securities
As of June 28, 2025, the Group also had investments in quoted equity securities for an aggregate value of $71 million, measured at FVPL (December 31, 2024: $64 million).
As of June 28, 2025, the Group also reported other financial assets at FVPL for an aggregate value of $27 million (December 31, 2024: $24 million).
The Group irrevocably elected to measure at FVOCI unquoted equity securities for an aggregate value of $20 million (December 31, 2024: $20 million). Since these are strategic investments, the Group considers this classification, which implies that changes in fair value are not subsequently recycled to earnings, to be more relevant.

In December 2024, the Group participated to the initial purchase offering of Innoscience (Suzhou), which is listed on the main board of the Hong Kong Stock Exchange. The Group acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through profit and loss. The change in fair value amounted to a $6 million unrealized gain in the first six months of 2025, reported on the line "Finance income" on the consolidated income statement.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 35

Short-term deposits
To optimize the return yield on its short-term investments, the Group invested $1,650 million of available cash in short-term deposits as of June 28, 2025 and $1,450 million as of December 31, 2024. These short-term deposits have a maturity beyond three months and below one year with no significant risk of changes in fair value. They are reported on the line “Short-term deposits” on the consolidated statement of financial position.
3.6.9.2.    Other financial liabilities

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Lease financial liabilities	283	280
Deferred and contingent consideration on business acquisitions	17	15
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	—	45
Currency collars	—	9
Derivatives not designated as hedges
Foreign exchange forward contracts	15	29
Currency collars	—	6
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	—	4
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	47	29
Total other financial liabilities (including derivatives)	362	417
Total current	127	189
Total non-current	235	228
Refer to notes 3.6.9.3 and 3.6.9.5 for further explanations on other types of financial liabilities. Refer to note 3.6.11 for further explanations on lease liabilities.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 36

3.6.9.3.    Interest-bearing loans and borrowings

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Funding program loans from EIB:
2.78% due 2028, floating interest rate at Euribor + 0.589%	119	106
3.18% due 2029, floating interest rate at Euribor + 0.564%	115	127
2.94% due 2031, floating interest rate at Euribor + 0.473%	236	244
3.10% due 2031, floating interest rate at Euribor + 0.550%	135	120
2.61% due 2033, floating interest rate at Euribor + 0.558%	316	281
5.18% due 2034, floating interest rate at Secured Overnight Financing Rate + 0.939%	270	300
Credit Facility from CDP SpA:
2.73% due 2027, floating interest rate at Euribor + 0.690%	59	65
2.90% due 2028, floating interest rate at Euribor + 0.550%	68	69
3.20% due 2029, floating interest rate at Euribor + 0.850%	75	74
Dual tranche senior unsecured convertible bonds:
Zero-coupon, due 2025 (Tranche A)	748	742
Zero-coupon, due 2027 (Tranche B)	722	715
Other funding program loans:
0.26% (weighted average), due 2025-2028, fixed interest rate	2	5
Total interest-bearing loans and borrowings	2,865	2,848
Total current	1,720	1,683
Total non-current	1,145	1,165
On August 4, 2020, the Company issued $1,500 million principal amount dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs payable by the Group.
The issuer’s call option and the holder’s conversion option have been identified as embedded non-equity derivative instruments, resulting in the recognition of the options separately from the debt host contract. Upon initial recognition, the derivatives were measured at fair value based on the income approach, the debt being determined as a residual amount of the $1.5 billion total proceeds. The value of the issuer’s call option was deemed to be nil at initial recognition. The value of the holder’s conversion option was estimated at $219 million at issuance date, which determined the initial recognition of the liability component at $1,358 million before allocation of issuance costs. The fair value measurement of the embedded derivative instruments corresponded to a Level 3 fair value hierarchy measurement, which is further described in note 3.6.9.5. The Group elected to allocate issuance costs, totaling $10 million, to the debt component. The debt was subsequently measured at amortized cost using the effective interest method.
The embedded derivatives are measured at fair value through profit and loss, with the changes in fair value being immediately reported in earnings. The value of the conversion options (Tranche A and Tranche B) was $47million as of June 28, 2025 ($33 million as of December 31, 2024), which generated a change in fair value of $14 million on the consolidated income statement for the first half of 2025. The value of the issuer’s call options of Tranche A and Tranche B was $7 million as of June 28, 2025 ($2 million as of December 31, 2024), which generated a change in fair value of $5 million on the consolidated statement for the first half of 2025. These elements are further described in note 3.6.21.
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023 and full conversion rights on Tranche B bonds starting August 2024.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 37

As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds starting August 2024.
As of June 28, 2025, the Group stock price did not exceed the conversion price of the senior unsecured convertible bonds.
The Group’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Group had unutilized committed medium-term credit facilities with core relationship banks totaling $639 million as of June 28, 2025.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the EU for the years 2017 and 2018. The entire amount was fully drawn in Euros corresponding to $234 million outstanding as of June 28, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $371 million outstanding as of June 28, 2025. In 2022, the Group signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $586 million outstanding as of June 28, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $59 million were outstanding as of June 28, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million was outstanding as of June 28, 2025.
3.6.9.4.    Hedging activities and derivatives
Derivative instruments not designated as hedges
The Group conducts its business globally in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Group’s subsidiaries and future commercial transactions. The Group enters into currency forward contracts to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its R&D and SG&A expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.
The principal currencies covered at the end of the six-month period ended June 28, 2025, are the Euro, the China Yuan Renminbi, the Singapore dollar, the Japanese yen, the Swiss franc, the Indian rupee, the Great Britain pound, the Taiwan dollar, the Philippines peso, the Malaysian ringgit, the South Korean won, the Swedish krona, the Moroccan dirham, the Australian dollar and the Hong Kong dollar.
Derivative instruments designated as cash flow hedges
To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Group also hedges certain manufacturing transactions denominated in Singapore dollars.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions of the following quarter for these manufacturing costs. In order to follow a dynamic hedge strategy, the Group may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Group could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
The derivative instruments designated as cash flow hedges are reflected at fair value in the consolidated statement of financial position. The unrealized gain or loss from the effective portion of the hedge is reported in other comprehensive

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income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.
As of June 28, 2025, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	905	118
Currency collars	540	—
As of June 29, 2024, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	981	226
Currency collars	509	—

Cash flow and fair value interest rate risk
The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.
The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Group invests primarily on a short-term basis and as such its liquidity is invested in floating interest rate instruments. As a consequence, the Group is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Offsetting financial assets and financial liabilities
The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as of June 28, 2025 assets for a net amount of $33 million (a gross amount of $35 million asset net of a $2 million liability). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the statement of financial position and representing total assets of $137 million and liabilities of $15 million as of June 28, 2025.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 39

3.6.9.5.    Fair values
Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of U.S. dollars	(unaudited) June 28, 2025	December 31, 2024	(unaudited) June 28, 2025	December 31, 2024
Financial assets
Short-term deposits	1,650	1,450	1,650	1,450
Trade accounts receivables	1,352	1,749	1,352	1,749
Other receivables and assets	1,129	997	1,129	997
Quoted financial instruments	2,461	2,540	2,461	2,540
Unquoted equity securities at FVOCI	20	20	20	20
Embedded call option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	7	2	7	2
Derivative financial assets	169	10	169	10
Cash equivalents (1)	1,145	1,611	1,145	1,611
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	1,395	1,391	1,395	1,391
Senior unsecured convertible bonds issued on August 4, 2020 (2)	1,470	1,457	1,492	1,442
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche A)	—	4	—	4
Embedded conversion option - Senior unsecured convertible bonds issued on August 4, 2020 (Tranche B)	47	29	47	29
Finance leases	283	280	283	280
Deferred consideration on business acquisitions
Contingent consideration on business acquisitions	17	15	17	15
Trade accounts payable	1,451	1,323	1,451	1,323
Other payables and accrued liabilities	682	420	682	420
Derivative financial liabilities	15	89	15	89
(1)Cash equivalents primarily correspond to deposits at call with banks and money market funds.
(2)The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of June 28, 2025 and December 31, 2024 corresponds to the liability component only, since, at initial recognition, an amount of $219 million was separately recognized as embedded derivative financial instruments. The fair value of the senior convertible bonds includes the fair value of all embedded derivatives.
The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:
•For trade accounts receivable, cash equivalents, short-term deposits, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
•Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 40

•Financial investments (debt and equity securities):
–The fair value of quoted debt and equity securities is determined based on quoted market prices for identical instruments.
–The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third-party financing or upon liquidation.
•The fair value of interest-bearing loans and borrowings, including lease liabilities but excluding senior unsecured convertible bonds, is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s incremental borrowing rates for similar types of arrangements.
•The senior unsecured convertible bonds issued on August 4, 2020 and outstanding as of June 28, 2025 and December 31, 2024 have been trading on the open market segment on the Frankfurt Stock Exchange since issuance. The fair value of these instruments is the observable price of the bonds on that market.
•The fair value of derivative instruments is determined based upon quoted market prices for similar instruments.
•The bondholders’ conversion option and the issuer’s soft call embedded in the senior unsecured convertible bonds are measured at fair value based on the income approach using Bloomberg’s option pricing model, which can be assimilated to a Black & Scholes model for pricing stock options. This model has been elected as the best indication of fair value since it maximizes the use of observable market-based inputs.

•Fair value measurement of the contingent consideration on business acquisitions is based on the probability that the milestones defining the variable components of the consideration will be achieved, using an appropriate discount rate considering the risks and uncertainty related to the contingent consideration.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 41

As of June 28, 2025, the Group held the following financial instruments measured at fair value:

In millions of U.S. dollars	(unaudited) June 28, 2025	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Derivatives not designated as hedges
Foreign exchange forward contracts	48	—	48	—
Currency collars	14	—	14	—
Quoted equity securities at FVPL	71	71	—	—
Other financial assets at FVPL	27	27	—	—
Embedded call options	7	—	—	7
Cash flow hedges
Foreign exchange forward contracts	88	—	88	—
Currency collars	19	—	19	—
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	2,363	2,363	—	—
Unquoted equity securities measured at FVOCI	20	—	—	20

Total assets	2,657	2,461	169	27
Liabilities measured at fair value
Derivatives not designated as hedges
Foreign exchange forward contracts	15	—	15	—
Embedded conversion options	47	—	—	47
Contingent consideration on business acquisitions	17	—	—	17
Total liabilities	79	—	15	64

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 42

As of December 31, 2024, the Group held the following assets and liabilities measured at fair value:

In millions of U.S. dollars	December 31, 2024	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at FVPL
Foreign exchange forward contracts	10	—	10	—
Quoted equity securities at FVPL	64	64	—	—
Other financial assets at FVPL	24	24	—	—
Embedded call options	2	—	—	2
Quoted debt securities measured at FVOCI
Government bonds issued by the U.S. Treasury	2,452	2,452	—	—
Unquoted equity securities measured at FVOCI	20	—	—	20
Total assets	2,572	2,540	10	22
Liabilities measured at fair value
Derivative instruments
Foreign exchange forward contracts	29	—	29	—
Currency collars	6	—	6	—
Cash flow hedges
Foreign exchange forward contracts	45	—	45	—
Currency collars	9	—	9	—
Embedded conversion options	33	—	—	33
Contingent consideration on business acquisitions	15	—	—	15
Total liabilities	137	—	89	48
During the reporting period ending June 28, 2025, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements.
Financial instruments in Level 1
The fair value of financial instruments traded in active markets is based on quoted market prices at reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.
Financial instruments in Level 2
The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:
•Quoted market prices or dealer’s quotes for similar instruments; and,
•The fair value of foreign exchange forward contracts when determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 43

Financial instruments in Level 3
For financial assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2025 and June 28, 2025 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2025	22
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	5
As of June 28, 2025	27
Amount of net gain included in the 2025 income statement attributable to assets still held at the reporting date	5
For financial liabilities measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2025 and June 28, 2025 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2025	(48)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(14)
Currency translation adjustment	(2)
As of June 28, 2025	(64)
Amount of net loss included in the 2025 income statement attributable to liabilities still held at the reporting date	(14)
The following table shows the impact on the income statement of the valuation of the embedded derivative instruments outstanding as of June 28, 2025:

In millions of U.S. dollars
Asset (liability) value as of December 31, 2024	(31)
Gains (losses) recognized in the income statement	(9)
Asset (liability) value as of June 28, 2025	(40)
For financial assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2024 and June 29, 2024 is presented as follows:

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 44

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2024	70
Change in fair value of the embedded call option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	(37)
As of June 29, 2024	33
Amount of net loss included in the 2024 income statement attributable to assets still held at the reporting date	(37)
For financial liabilities measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2024 and June 29, 2024 is presented as follows:

In millions of U.S. dollars	Fair value measurements using significant unobservable inputs (Level 3)
As of January 1, 2024	(530)
Change in fair value of the embedded conversion option of the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B)	290
As of June 29, 2024	(240)
Amount of net gain included in the 2024 income statement attributable to assets still held at the reporting date	290

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on August 4, 2020 (Tranche A and Tranche B) included the following inputs:
•The risk-free interest rate for comparable maturities;
•The reference price for the Company’s ordinary shares as traded on the New York Stock Exchange;
•The exercise price;
•The dividend expected to be paid on the Company’s ordinary shares over the life of the option;
•The volatility of the Company’s ordinary shares; and
•The duration of the option.
Implied volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.
The prices of the bondholders’ conversion options are sensitive to implied volatility. The table below shows a sensitivity analysis of the net carrying amount of the embedded conversion options in relation to a series of changes expressed in percentage point terms of volatility.

Change in volatility of the Company’s ordinary shares	-10 p.p.	- 8 p.p.	-5 p.p.	+5 p.p.	+8 p.p.	+10 p.p.
Change in the net carrying amount of the bondholders’ conversion option	(25)	(20)	(13)	14	22	28
Net carrying amount of the embedded conversion option	22	27	34	61	69	75

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 45

3.6.10.    Other non-current assets
Other non-current assets consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Public funding receivables	561	375
Taxes and other receivables from government agencies	14	26
French research tax credit receivable	256	231
Prepayments and deposits to third parties	228	213
Other non-current assets	64	60
Total	1,123	905

Public funding receivables include public funding scheme for research, development, innovation and first industrial deployment activities, of which $561 million and $375 million were reported as non-current assets as of June 28, 2025 and December 31, 2024, respectively.
From time to time, the Group enters into factoring transactions to accelerate the realization in cash of certain non-current assets. As of June 28, 2025, $65 million factoring transactions were recorded, with a financial cost of $2 million, as compared to $89 million in 2024, with a financial cost of $4 million.

Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.

The major portion of other non-current assets to which the expected credit loss model applies is long-term government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit loss is assumed to be negligible as of June 28, 2025 and December 31, 2024. Other non-current assets presented in the table above on the line "Other non-current assets" are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 46

3.6.11.    Leases
The Group leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 48 years.
The consolidated statement of financial position shows the following amounts relating to leases:

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Right-of-use assets
Land	68	66
Buildings	180	188
Machinery and equipment	33	30
Computer and R&D equipment	1	3
Other	19	17
Total	301	304
Additions to the right-of-use assets during the first six months of 2025 were $23 million (2024: $35 million). Expenses related to short-term leases were $6 million as of June 28, 2025 (2024: $5 million). Low-value leases were not significant in 2025 and 2024. Interest expense (included in finance cost, as described in Note 3.6.21) was $5 million as of June 28, 2025 (2024: $5 million). Cash outflows, including finance cost for leases totaled $49 million in the first six months of 2025 (2024: $45 million).
Maturities of lease liabilities are as follows:

(unaudited)
In millions of U.S. dollars	June 28, 2025
2025	41
2026	61
2027	69
2028	30
2029	23
Thereafter	126
Total future undiscounted cash outflows	350
Effect of discounting	(67)
Total lease liabilities	283

In millions of U.S. dollars	December 31, 2024
2025	79
2026	50
2027	57
2028	26
2029	21
Thereafter	111
Total future undiscounted cash outflows	344
Effect of discounting	(64)
Total lease liabilities	280

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 47

The consolidated income statement shows the following amounts relating to leases:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Depreciation expense right-of-use assets
Land	1	1
Buildings	25	24
Machinery and equipment	2	3
Computer and R&D equipment	2	3
Other	4	4
Total	34	35
Reported amounts related to lease liabilities are further described in Note 3.6.9.
3.6.12.    Inventories
Inventories consisted of the following:

In millions of U.S. dollars	(unaudited) June 28, 2025	December 31, 2024
Raw materials	411	348
Work-in-process	1,994	1,696
Finished products	860	762
Total	3,265	2,806
3.6.13.    Other receivables and assets
Other receivables and assets consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Public funding receivables	417	391
Advances and deferred charges	251	210
Taxes and other government receivables	279	254
Loans and deposits	19	14
Interest receivable	61	29
Other current assets	102	99
Total	1,129	997
The Group participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $417 million and $391 million as of June 28, 2025 and December 31, 2024, respectively.
Taxes and other government receivables include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 48

The Group applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other receivables and assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of June 28, 2025 and December 31, 2024. Other receivables and assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of June 28, 2025 and December 31, 2024.
3.6.14.    Cash and cash equivalents
Cash and cash equivalents consisted of the following:

In millions of U.S. dollars	(unaudited) June 28, 2025	December 31, 2024
Cash at bank and cash on hand	471	671
Deposits at call with banks and money market funds	1,145	1,611
Total	1,616	2,282
3.6.15.    Equity
3.6.15.1.     Outstanding shares

The authorized share capital of the Company is €1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of June 28, 2025, the number of shares of share capital issued was 911,281,920 shares (911,281,920 as of December 31, 2024).
3.6.15.2.     Preference shares
The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.
The Company is a party to an option agreement regarding the preference shares with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, which agreement was extended for another ten years in October 2016. The Managing Board and the Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of the Company. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions which the board of the Stichting determines would be contrary to the Company’s interests, shareholders, and other stakeholders and which in the event of a creeping acquisition or offer for the Company’s common shares are not supported by the Company’s Managing Board and Supervisory Board. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event of actions which are considered to be hostile by the Managing Board and the Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to the Company’s interests, shareholders and other stakeholders.
There were no preference shares issued as of June 28, 2025 and December 31, 2024.
3.6.15.3.     Treasury shares
As of June 28, 2025, the Company owned 16,522,891 shares classified as treasury stock in the consolidated statement of equity compared to 13,106,512 shares as of December 31, 2024.
The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. In the first six months of 2025 and 2024, 4,241,469 and 4,553,498 of these treasury shares, respectively, were transferred to employees under the Company's share-based remuneration programs.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. Under this share buy-back program, the Company purchased approximately 4.1 million shares

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 49

of its outstanding common stock for a total amount of $175 million during the first half of 2024, from January until the program concluded in June 2024.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period. Since the program's inception in July 2024, the Company has repurchased approximately 13.7 million shares of its common stock for a total amount of $368 million. During the first six months of 2025, the Company repurchased approximately 7.7 million shares of its common stock for a total amount of $184 million.
3.6.15.4.     Other reserves
Other reserves include the following components as of June 28, 2025 and June 29, 2024:

In millions of U.S. dollars	Share-based compensation reserve	Fair value reserve of financial assets at FVOCI	Cash Flow Hedge reserve	Foreign currency translation reserve	Employee benefit plan reserve	Total other reserves
As of January 1, 2024	1,832	(13)	33	564	(135)	2,281
Share-based compensation expense for the period	112	—	—	—	—	112
Net movement recognized in the statement of comprehensive income	—	(7)	(42)	(124)	4	(169)
Transfer of cash flow hedge reserve to inventories	—	—	(1)	—	—	(1)
As of June 29, 2024 (unaudited)	1,944	(20)	(10)	440	(131)	2,223
As of January 1, 2025	2,043	(14)	(51)	328	(137)	2,169
Share-based compensation expense for the period	94	—	—	—	—	94
Net movement recognized in the statement of comprehensive income	—	11	163	501	10	685
Transfer of cash flow hedge reserve to inventories	—	—	(17)	—	—	(17)
As of June 28, 2025 (unaudited)	2,137	(3)	95	829	(127)	2,931
Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of the equity-settled share-based payments to employees, including key management personnel, as part of their remuneration.
Fair value reserve of financial assets at FVOCI: This reserve records fair value changes on debt and equity securities measured at FVOCI.
Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship outstanding as of reporting date.
Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences from the translation of the financial statements for subsidiaries whose functional currency is different from the U.S. dollar reporting currency.
Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 50

3.6.15.5. Dividend
The Company is governed under the laws of the Netherlands. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.
The AGM held on May 28, 2025, authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $64 million corresponding to the first installment was paid during the second half of 2025. The remaining portion of the first installment and the $0.27 per share cash dividend corresponding to the remaining three installments totaled $257 million and were reported in the line “Other payables and accrued liabilities” in the consolidated statement of financial position as of June 28, 2025 as described in note 3.6.17.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid during the first half of 2025.
The AGM held on May 25, 2023, authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023, and first quarter of 2024. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment, and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid in 2024, of which $48 million was paid in the first quarter of 2024.
3.6.16.    Other non-current liabilities
Other non-current liabilities consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Liabilities related to public funding	126	172
Advances received on capital grants	361	385
Advances from customers	11	12
Others	58	58
Total	556	627
Advances received on capital grants relate to the joint venture the Group and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China and that the Group fully consolidates. The entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of June 28, 2025, the Group received $361 million of advances on these capital grants ($385 million as of December 31, 2024) while the capital expenditures had not been incurred yet. Consequently, these advances were reported as non-current liabilities in the consolidated statement of financial position as of June 28, 2025 and December 31, 2024.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 51

3.6.17.    Other payables and accrued liabilities
Other payables and accrued liabilities consisted of the following:

	(unaudited)
In millions of U.S. dollars	June 28, 2025	December 31, 2024
Dividend due to shareholders	257	88
Taxes other than income taxes	92	79
Advances from customers	81	89
Liabilities related to public funding	105	42
Royalties	21	22
Interest payable	16	22
Utilities services	18	11
Freight services	3	4
Other accrued liabilities	89	63
Total	682	420
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Group is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Group is not able to fulfill its contractual obligations.
No material provision for those penalties was reported on the consolidated statement of financial position as of June 28, 2025 and December 31, 2024.
3.6.18.    Provisions

Movement in provisions during the first six months of 2025 are detailed as follows:

In millions of U.S. dollars	Restructuring	Warranty and product Guarantee	Total
As of December 31, 2024	—	3	3
Charges incurred 2025	28	—	28
Amounts paid	—	—	—
As of June 28, 2025 (unaudited)	28	3	31
On January 30, 2025, the Group announced the launch of the first phase of its company-wide program, which is expected to generate, specifically in terms of operating expenses (SG&A expenses and R&D expenses), annual cost savings totaling $300 million to 360 million, exiting 2027, compared to the cost base of 2024. In the first half of 2025, the Company recorded restructuring charges totaling $37 million in relation to the cost base resizing pillar, primarily for employee voluntary termination benefits. These restructuring liabilities, of which a total amount of $3 million was paid in the first half of 2025, were reported on the line "Employee benefits - current portion" on the consolidated statement of financial position as of June 25, 2025.
The Group also recorded in the first half of 2025 a provision amounting to $28 million for cancellation fees payable on a long-term supply agreement in consideration of the Group’s reshape of its manufacturing footprint.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 52

3.6.19.    Expenses by nature
Expenses recorded as cost of sales, R&D and SG&A are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Depreciation and amortization	1,034	1,017
Employee benefit expenses	1,997	2,040
Purchase of materials	1,213	1,512
Power and gas	219	250
Freight	52	59
Purchase of subcontracting services	727	774
Inventory variation	(312)	(148)
Transportation	34	49
Impairment charge	158	37
Restructuring charges	65	—
Royalties and patents	48	52
Advertising costs	11	12
Other expenses	249	176
Total cost of sales, selling, general and administrative, and research and development	5,495	5,830

Employee benefit expenses are detailed as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Wages and salaries	1,482	1,523
Payroll taxes and other social contribution charges	334	319
Share-based compensation expense	99	119
Pensions and other long-term benefits expense	82	79
Total employee benefit expenses	1,997	2,040
Of which included in:
Cost of sales	856	868
Selling, general and administrative	549	562
Research and development	592	610

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 53

3.6.20    Other income and Other expenses
3.6.20.1 Other income
Other income consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
R&D funding	102	151
Foreign exchange forward contracts and other currency derivatives	82	—
Net foreign exchange gain	43	1
Gain on sale of non-current assets	5	3
Other income	1	—
Total other income	233	155
The Group receives public funding from governmental bodies in several countries.
Foreign exchange gains (losses), net of foreign exchange forward contracts and other currency derivatives, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge, as described in Note 3.6.9.4.
3.6.20.2 Other expenses
Other expenses consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Foreign exchange forward contracts and other currency derivatives	(26)	(22)
Start-up costs	(6)	(52)
Patent costs	(1)	(3)
Cancellation fees	(3)	—
Other expenses	—	(4)
Total other expenses	(36)	(81)
Start-up costs represent costs incurred in the ramp-up phase of the Group’s newly integrated manufacturing facilities.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 54

3.6.21.    Finance income and costs
3.6.21.1. Finance income
Total finance income consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	5	—
Change in fair value of the conversion option of Tranche A convertible bonds issued on August 4, 2020	4	151
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	—	139
Interest income on quoted debt securities	50	42
Other finance income	78	114
Total finance income	137	446
As of June 28, 2025, the Group total financial resources, including cash and cash equivalents, marketable securities and short-term deposits generated an average annual interest rate of 4.17% as compared to 4.81% as of June 29, 2024.
3.6.21.2. Finance costs

Total finance costs consisted of the following:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Interest and amortization of issuance costs on convertible bonds	13	13
Change in fair value of the call option of Tranche A convertible bonds issued on August 4, 2020	—	13
Change in fair value of the call option of Tranche B convertible bonds issued on August 4, 2020	—	24
Change in fair value of the conversion option of Tranche B convertible bonds issued on August 4, 2020	18	—
Interests on lease liabilities	5	5
Interests on long-term loans and borrowings	25	41
Bank charges and commissions	2	2
Other finance expense	1	1
Total finance costs	64	99

3.6.22.    Pillar II Income tax
Effective January 1, 2024, Pillar II legislation has been enacted in certain jurisdictions in which the Group operates. An estimate of the impact of Pillar II income tax to be recorded for the year 2025 has been determined at the level of the Group, based on the most recent filings, 2024 country-by-country reporting and the estimated 2025 net profit before tax as reported under US GAAP for the constituent legal entities in the Group, in compliance with Pillar II legislation. For the six-month period ended June 28, 2025, the Group expects no significant Pillar II income tax impact on its consolidated income statement.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 55

3.6.23.    Earnings per share
For the six-month periods ended June 28, 2025 and June 29, 2024, respectively, Earnings Per Share (“EPS”) were calculated as follows:

	(unaudited)
	Six-month period ended
In millions of U.S. dollars, except earnings per share amounts	June 28, 2025	June 29, 2024
Basic EPS
Net profit attributable to the equity holder of the parent	46	1,126
Weighted average shares outstanding	894,948,421	901,636,200
Basic EPS	0.05	1.25
Diluted EPS
Net profit attributable to the equity holder of the parent	46	1,126
Weighted average shares outstanding	894,948,421	901,636,200
Dilutive effect of stock awards	3,598,561	3,937,118
Number of shares used for diluted EPS	898,546,982	905,573,318
Diluted EPS	0.05	1.24
There was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the first six months of 2025 diluted Earnings per Share since the conversion features were out-of-the-money.
3.6.24.    Related-party transactions
The Group enters into arrangements and incurs transactions with companies for which certain members of its management perform similar policymaking functions. These include, but are not limited to: Capgemini, Dassault Systèmes, Orange, Politecnico di Milano and Sopra Steria. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions. The transactions are reported from and up to the date members of the Group's management hold these similar functions. The below table summarizes the transactions incurred in the first six months of 2025 and 2024.

	(unaudited)
	Six-month period ended
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Purchases of goods and services and other contributions made to entities controlled by key management personnel	(29)	(15)
Accounts payable from entities controlled by key management personnel	(12)	(2)
3.6.25.    Contingencies, claims and legal proceedings
The Group is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Group, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Group is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Group may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Group records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 56

most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.
The Group has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Group in the amount of $32 million. Thereafter, the Group filed several post-trial motions challenging the verdict. In the event the Court denies the Group's post-trial motions, the Group intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.
The Group has contractual commitments to various customers which could require the Group to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Group is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Group’s results of operations, cash flows or its financial position.
The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of June 28, 2025, and December 31, 2024, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
3.6.26.    Subsequent events
On July 24, the Group announced that it is strengthening its global sensors capabilities with the planned acquisition of NXP Semiconductors’ MEMS sensors business, focused on automotive safety products as well as sensors for industrial applications. The transaction will complement and expand the Group's leading MEMS sensors technology and product portfolio, unlocking new opportunities for development across automotive, industrial and consumer applications. The transaction which will be financed with existing liquidity is subject to customary closing conditions, including regulatory approvals, and is expected to close in the first half of 2026.

STMicroelectronics Semi Annual Report 2025	Semi Annual Financial Statements 57

4.     Managing Board’s statements
The members of the Managing Board hereby declare that, to the best of their knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 20, 2025	By:	/s/ Jean-Marc Chery

	Name:	Jean-Marc Chery
	Title:	President and Chief Executive Officer and Chairman of the Managing Board

	By:	/s/ Lorenzo Grandi

	Name:	Lorenzo Grandi
	Title:	President and Chief Financial Officer and Member of the Managing Board

STMicroelectronics Semi Annual Report 2025	58

5.    About STMicroelectronics
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.
Further information can be found at www.st.com.

STMicroelectronics Semi Annual Report 2025	About STMicroelectronics 59

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 20, 2025	By:	/s/ Jean-Marc Chery

		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Chairman of the Managing Board

		By:	/s/Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer and Member of the Managing Board

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